CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights" and “How do the Funds’ other principal service providers compare?” in the Prospectus/Information Statement included in this Registration Statement (Form N-14) of Vontobel U.S. Equity Institutional Fund (one of the funds constituting Advisers Investment Trust).

We also consent to the incorporation by reference of our report dated November 17, 2023, with respect to the financial statements and financial highlights of Vontobel U.S. Equity Institutional Fund (one of the funds constituting Advisers Investment Trust) included in the Annual Report to Shareholders (Form N-CSR) for year ended September 30, 2023, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

New York, New York

July 2, 2024